OPERATING ACCOUNTS AMENDMENT

Dated: June 3, 2015

The Bank of New York Mellon

One Wall Street

New York, New York 10286

Re:	Amendment Relating to Certain Operating Accounts Established by The Bank of New York Mellon with respect to the Tweedy, Browne Fund Inc.

Dear Sirs:

Tweedy, Browne Fund Inc. (the “Fund”) and The Bank of New York Mellon (the “Bank”) are parties to a Mutual Fund Custody and Services Agreement dated June 6, 2001 (the “Custody Agreement”). Various series of the Fund are covered by the Custody Agreement (each a “Portfolio”). This amendment is an amendment to the Custody Agreement.

In connection with the operation of the Custody Agreement, for operational convenience the Fund has instructed the Bank to open one or more operating accounts listed on Exhibit A to this amendment (each an “Account”) to facilitate the transfer of assets to and from a Portfolio’s custody account. The Bank’s records shall at all times reflect the assets in an Account that relate to a particular Portfolio. Each Account will be in the name of the Fund and subject to the Custody Agreement. Except as contemplated in this amendment, the assets in an Account shall be treated as if they are in the custody account of the applicable Portfolio for all purposes of the Custody Agreement. Assets shall be held in an Account intraday or, if for a longer period, only for so long as necessary to effect the purposes contemplated herein. Transfers of assets to and from an Account may be on a free receipt or free delivery basis. An overdraft, indebtedness or extension of credit in an Account applicable to a particular Portfolio will not be satisfied out of the assets of another Portfolio.

The Fund acknowledges, consents and agrees with the statements made above and the following four paragraphs:

1.

If there shall for whatever reason arise an overdraft, indebtedness or extension of credit in an Account, in addition to any other rights and remedies available to the Bank, (i) such overdraft, indebtedness or extension of credit shall be deemed to be an Overdraft, under the Custody Agreement, of each respective Portfolio to which such overdraft, indebtedness or extension of credit relates and (ii) the Bank shall have access to and rights in the assets of each respective Portfolio to which such overdraft, indebtedness or extension of credit relates, to the extent set forth in the Custody Agreement with respect to Overdrafts, to satisfy any such overdraft, indebtedness or extension of credit (plus applicable interest).

2.

Each Portfolio is at all times obligated to pay to the Bank an amount of money equal to all overdrafts, indebtedness and extensions of credit which are applicable to such Portfolio relating to an Account (plus applicable interest) and such amounts shall be deemed to be a loan by the Bank to that Portfolio and are payable, and shall be paid, by that Portfolio immediately upon demand by the Bank. At any time when a Portfolio shall not have honored any of its obligations to repay any overdraft, indebtedness or extension of credit relating to an Account (plus applicable interest), the Bank shall have the right without notice to the Fund or the Portfolio to debit any asset of such Portfolio in such Account or in the Portfolio’s custody account for any amount so payable.

3.

The Fund agrees that the Bank shall not be under any obligation whatsoever to extend credit in connection with the operation of any Account, even if it has done so as part of a regular pattern of conduct in the past, and that the Bank may at any time, in its sole discretion and without notice or liability, decline to continue or re-extend any such credit.

4.

This amendment has been duly authorized, executed and delivered by the Fund and constitutes its valid and legally binding obligation, enforceable in accordance with its terms, and no statute, regulation, rule, order, judgment or other obligation binding on the Fund, and no provision of the Fund’s charter or bylaws, prohibits its execution or performance of this amendment.

This amendment shall be construed in accordance with the substantive laws of the Commonwealth of Massachusetts, without regard to conflicts of laws principles thereof. The parties hereby waive any right to trial by jury they may have in any action or proceeding involving any matter in any way relating to this amendment. In the event of a conflict between this amendment and the Custody Agreement, this amendment shall control with respect to the subject matter of this amendment.

This amendment may be executed in two or more counterparts, and each such counterpart shall be deemed an original, with all such counterparts together constituting one and the same instrument.

Sincerely,		ACKNOWLEDGED AND AGREED:

Tweedy, Browne Fund Inc.		The Bank of New York Mellon

By:	/s/ Elise M. Dolan	By:	/s/ Robert C. Jordan
Name:	Elise M. Dolan	Name:	Robert C. Jordan
Title:	Chief Compliance Officer and Assistant Secretary	Title:	Managing Director

EXHIBIT A

ACCOUNTS

Account Number

Tweedy Operating Account # 4552